UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2026 (May 26, 2026)

NewHold Investment Corp III

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-42541	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

52 Vanderbilt Avenue Suite 2005 New York, NY	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 655-8504

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	NHICU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	NHIC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	NHICW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into A Material Definitive Agreement.

Business Combination Agreement

On May 26, 2026, NewHold Investment Corp III, a Cayman Islands exempted company with limited liability (the “SPAC” or “NewHold”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with NewCleo Ltd., a private limited company incorporated under the laws of England and Wales (and, following the re-registration to a public limited company under the laws of England and Wales, the “Company” or “Newcleo”), newcleo1 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), and newcleo2 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 2”, and, together with Merger Sub 1, the “Merger Subs”, and the Merger Subs, together with the Company, the “Company Parties”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub 1 will merge with and into the SPAC, as a result of which the separate corporate existence of Merger Sub 1 will cease and the SPAC will continue as the surviving company in such merger and as a wholly owned subsidiary of the Company (the “First Merger” and the post-First Merger surviving company, the “First Merger Surviving Company”), and First Merger Surviving Company will merge with and into Merger Sub 2, as a result of which the separate corporate existence of First Merger Surviving Company will cease and Merger Sub 2 will continue as the surviving company in such merger and a direct, wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Mergers” or “Business Combination”).

The time of the closing of the Business Combination is referred to herein as the “Closing.” The date of the Closing of the Business Combination is referred to herein as the “Closing Date.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement.

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the boards of directors of the SPAC, the Company, and the Merger Subs.

Company Capital Restructuring

Pursuant to the Business Combination Agreement, prior to the effective time of the First Merger (the “First Merger Effective Time”), the following actions shall take place or be effected (in the order set forth below):

(a) The share premium account of the Company shall be reduced by such amount as is deemed to be required by the Company in good faith, among other things, to permit the Company to satisfy the condition, set out at section 90(2) of the Companies Act 2006 of the United Kingdom (“UK Companies Act”), to re-register as a public limited company.

(b) The Company shall be re-registered as a public limited company and all filings with Companies House required to effect such re-registration in accordance with the UK Companies Act shall be made.

(c) The amended and restated articles of association of the Company (the “Company A&R Articles”), substantially in the form to be attached to the registration statement on Form F-4 (the “Registration Statement”) to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Business Combination, with such changes thereto as may be made by the Company in good faith (such changes to be consistent with the parties’ intentions for the Transactions) shall become effective.

(d) Immediately prior to the Recapitalization (as defined below), the issued and outstanding share capital of the Company shall be redenominated as U.S. dollar shares of a par value to be determined by the Company in good faith in accordance with the UK Companies Act (the “Redenomination”).

(e) Immediately following the Redenomination and prior to the First Merger Effective Time, all of the issued and outstanding ordinary shares in the capital of the Company (the “Company Ordinary Shares”) as of immediately prior to such consolidation shall be consolidated into such number of Company Ordinary Shares as is equal to the number of issued and outstanding Company Ordinary Shares multiplied by the Recapitalization Factor (the “Recapitalization”), subject to any restriction or alternative treatment in the sole discretion of the Company Board in relation to the issuance of fractional shares, or any equitable adjustment to the Recapitalization Factor (as defined below), in each case, as set forth in the Business Combination Agreement.

The “Recapitalization Factor” is the quotient (rounded to four decimal places) obtained by dividing (i) the Base Equity Value (as defined below) by (ii) the quotient obtained by dividing (A) the Aggregate Diluted Company Shares by (B) US$10.00. “Aggregate Diluted Company Shares” means, without duplication, the aggregate number of Company Ordinary Shares that are issued and outstanding immediately prior to the Recapitalization, including all of the Company Ordinary Shares underlying all outstanding vested Company Equity Awards as of immediately prior to the Recapitalization. “Base Equity Value” means (i) $2,350,000,000 plus (ii) the aggregate exercise price of the vested outstanding options to purchase Company Ordinary Shares granted under the Company Equity Plan (the “Company Options”) as of immediately prior to the Recapitalization included in the calculation of the Aggregate Diluted Company Shares plus (iii) the aggregate amount of proceeds actually received by the Company in any Pre-Closing Equity Financing.

The Mergers

At the Closing, in accordance with the Cayman Companies Act, (a) Merger Sub 1 will merge with and into the SPAC, the separate corporate existence of Merger Sub 1 will cease and the SPAC will be the surviving corporation and a wholly-owned subsidiary of the Company, and (b) the SPAC will merge with and into Merger Sub 2, the separate corporate existence of the SPAC will cease and Merger Sub 2 will be the surviving corporation and a wholly-owned subsidiary of the Company.

Pursuant to the Business Combination Agreement, at the First Merger Effective Time and by virtue of the First Merger, but without any action on the part of SPAC:

(i)	each outstanding unit of the SPAC (including the private placement units sold simultaneously with the closing of the initial public offering of the SPAC, each, a “SPAC Unit”)), consisting of one (1) Class A ordinary share of the SPAC (the “SPAC Class A Ordinary Shares”) and one-half (1/2) of one warrant to purchase one SPAC Class A Ordinary Share (each, a “SPAC Warrant”) will automatically be detached and the holder thereof will be deemed to hold one (1) SPAC Class A Ordinary Share and one-half (1/2) of one SPAC Warrant (the “Unit Separation”), and immediately following the Unit Separation, all SPAC Units shall automatically be cancelled and shall cease to exist and the holders of SPAC Units immediately prior to the Unit Separation will cease to have any rights with respect to such SPAC Units except as provided in the Business Combination Agreement;

(ii)	each of the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares (collectively, the “SPAC Ordinary Shares”) that is issued and outstanding immediately prior to the First Merger Effective Time (other than (w) the SPAC Ordinary Shares and the SPAC Warrants that are (or are required to be) forfeited pursuant to the Sponsor Support Agreement, as described below, (x) the SPAC Ordinary Shares that are held by a SPAC Shareholder who properly exercises in writing dissenters’ rights in accordance with Section 238 of the Cayman Companies Act, (y) the SPAC Ordinary Shares that the SPAC Shareholders have elected for the Company to redeem in connection with the Business Combination, and (z) the SPAC Ordinary Shares that are owned by the SPAC as treasury shares) shall automatically be converted into, and the holder of such SPAC Ordinary Share, shall be entitled to receive, one (1) newly issued, fully paid and non-assessable Company Ordinary Share, and such SPAC Ordinary Shares shall no longer be issued and outstanding and will automatically be cancelled and cease to exist at the First Merger Effective Time; and

(iii)	each SPAC Warrant that is issued, outstanding and unexercised immediately prior to the First Merger Effective Time (but, for the avoidance of doubt, after the Unit Separation) shall be terminated in exchange for the right to receive a warrant to acquire one (1) Company Ordinary Share in accordance with the Business Combination Agreement.

Representations and Warranties; Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. The representations and warranties made under the Business Combination Agreement will not survive the Closing.

In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others: (i) a covenant of each party to jointly prepare and the Company to file with the SEC the Registration Statement, which shall include the proxy statement to be sent to the SPAC shareholders relating to the SPAC Shareholder Meeting (as defined below) and a prospectus in connection with the registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), of Company Ordinary Shares that will be issued in connection with the Mergers and the Recapitalization; (ii) a covenant of the SPAC to convene an extraordinary general meeting of the SPAC Shareholders (the “SPAC Shareholder Meeting”) as promptly as practicable after the Registration Statement is declared effective under the Securities Act but no later than thirty (30) days following the date of the Registration Statement is declared effective; (iii) covenants prohibiting the Company, its Subsidiaries, the Merger Subs and the SPAC from, among other things, solicitating or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions; (iv) a covenant by the Company to deliver to the SPAC (A) the audited financial statements as of and for the years ended December 31, 2025 and December 31, 2024 that have been audited in accordance with PCAOB standards and (B) other unaudited financial statements of the Company to the extent required to be included in the Registration Statement; and (v) a covenant by the Company and the SPAC to use their reasonable best efforts to consummate the subscription by certain investors (other than the Company and the SPAC) in Company Ordinary Shares (the “PIPE Investment”).

Conditions to Each Party’s Obligations

Under the Business Combination Agreement, the obligations of the parties (or, in some cases, some of the parties) to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others: (i) the accuracy of representations and warranties to applicable standards; (ii) performance in all material respects of each of the covenants of the Company Parties and the SPAC; (iii) there having been no Company Material Adverse Effect; (iv) there having been no SPAC Material Adverse Effect; (v) the absence of a governmental order prohibiting the consummation of the Mergers or the other transactions contemplated by the Business Combination Agreement; (vi) approval by the SPAC shareholders; (vii) approval of a listing application on the applicable stock exchange for newly issued shares; (viii) the SPAC having at least U.S.$5,000,001 of net tangible assets remaining, as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act, after deducting any amounts that the SPAC Shareholders have elected to receive in exchange for the redemption of their SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and SPAC Warrants (collectively, the “SPAC Securities”) by the SPAC in connection with the Business Combination (such amounts, “SPAC Shareholder Redemptions”); and (ix) the SPAC having total cash proceeds (the “Total Cash Proceeds Amount”) of at least $200,000,000 (prior to payment of any fees or expenses, including any payment of any out-of-pocket fees or expenses incurred, paid or otherwise payable by or on behalf of the Company or the SPAC or their respective affiliates in connection with the Transactions), calculated as the sum of (A) proceeds actually received from the PIPE Investment plus (B) any cash held by the SPAC as of immediately prior to the First Merger Effective Time after giving effect to the distribution of cash (or requirement to distribute cash) by the SPAC to SPAC Shareholders in connection with all SPAC Shareholder Redemptions.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among other things: (i) by mutual written consent of both the Company and the SPAC at any time; (ii) by the Company or the SPAC, if the Closing shall not have occurred by November 27, 2026, the date that is six months after the date of the Business Combination Agreement (the “Agreement End Date”); provided, that neither the Company nor the SPAC may terminate the Business Combination Agreement if it is in material breach of any of its obligations set forth in the Business Combination Agreement and such material breach causes, or results in, either (x) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Closing prior to the Agreement End Date, or (y) the failure of the Closing to have occurred prior to the Agreement End Date; (iii) by the Company or the SPAC, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any governmental order, which has become final and non-appealable and has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers; (iv) by the Company or the SPAC, if the SPAC Shareholder Approval Matters shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Shareholder Meeting duly convened therefor and at any adjournment or postponement thereof, as applicable; (v) by the Company or the SPAC, if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the meeting of the Company Shareholders duly convened therefor and at any adjournment or postponement thereof, as applicable; (vi) by (x) the Company, if the board of directors of the SPAC shall have determined in good faith, after consultation with outside legal counsel, that a failure to make a change in the recommendation of the SPAC’s board of directors to vote in favor of the SPAC Shareholder Approval Matters would be inconsistent with the SPAC’s board of directors’ fiduciary duties under applicable Law, or (y) the SPAC, if the Company Board shall have determined in good faith, after consultation with outside legal counsel, that a failure to make a change in the recommendation of the Company’s board of directors to vote in favor of each of the Company Shareholder Resolutions would be inconsistent with the Company’s board of directors’ fiduciary duties under applicable Law; (vii) by the Company, if there shall have been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the SPAC’s ability to consummate the Mergers or the other transactions contemplated by the Business Combination Agreement; (viii) by the Company, if the SPAC is in material breach of any of its obligations under the Business Combination Agreement and such material breach will result in the failure to satisfy the conditions to the obligations of the Company Parties to consummate the Closing, provided that if such material breaches are curable by the SPAC, then, for a period of up to thirty (30) calendar days after receipt by the SPAC of notice from the Company of such material breaches, but only as long as the SPAC continues to use its reasonable best efforts to cure such material breaches, such termination by the Company shall be effective by the end of such thirty (30) calendar days if such breach has not been cured; (ix) by the SPAC, if the Company has suffered or there is a Company Material Adverse Effect that is continuing; and (x) by the SPAC, if the Company Parties are in material breach of any of their respective obligations set forth in the Business Combination Agreement and such material breach will result in the failure to satisfy the conditions to the obligations of the SPAC to consummate the Closing, provided that if such material breaches are curable by the Company Parties, then, for a period of up to thirty (30) calendar days after receipt by the Company of notice from the SPAC of such material breaches, but only as long as the Company Parties continue to use their respective reasonable best efforts to cure such material breaches, such termination by the SPAC shall be effective by the end of such thirty (30) calendar days if such breach has not been cured.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the SPAC’s public disclosures.

Other Agreements

Concurrently with the execution of the Business Combination Agreement, the SPAC and the Company have entered into certain other agreements, including the following:

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the SPAC, the Company and NewHold Industrial Technology III LLC (the “Sponsor”) entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, (i) vote all of its SPAC Securities in favor of the adoption and approval of the Business Combination Agreement, the First Plan of Merger and the other documents contemplated thereby and the Transactions, including the Business Combination, and against any proposal that would or would reasonably be expected to impede, delay, frustrate or prevent the Transactions, (ii) not transfer or redeem any of its SPAC Securities prior to the Closing, from the date of the Sponsor Support Agreement until the earlier of the Closing Date and the termination of the Business Combination Agreement and (iii) not transfer Company Ordinary Shares following the Closing in accordance with certain transfer restrictions.

Pursuant to the Sponsor Support Agreement, effective as of immediately prior to the First Merger Effective Time, the Sponsor will automatically forfeit a percentage of the Sponsor’s SPAC Securities equal to (i) $400,000,000 minus the Total Cash Proceeds Amount minus the excess (if any) of any out-of-pocket fees and expenses incurred, paid or otherwise payable by or on behalf of the SPAC or its affiliates in connection with the Transactions over $14,000,000, divided by (ii) $400,000,000.

In addition, the Sponsor has agreed that the Company Ordinary Shares and Company Warrants that it receives in the First Merger (the “Sponsor Post-Closing Restricted Company Securities”) will be subject to the following vesting restrictions until the fifth anniversary of the Closing Date (with customary exceptions for early release events, including, among other things, any merger, consolidation or reorganization of the Company with or into another person in which the Company Ordinary Shares do not represent, or are not converted into or exchanged for shares that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of the surviving corporation)):

Twenty-five percent (25%) of the Sponsor Post-Closing Restricted Company Securities will vest and no longer be subject to cancellation if the volume weighted average share price of a Company Ordinary Share is at or above $15.00 on the principal exchange on which such Company Ordinary Shares are then listed or quoted for any twenty (20) trading days (which need not be consecutive) over a thirty (30) trading day period;

Twenty-five percent (25%) of the Sponsor Post-Closing Restricted Company Securities will vest and no longer be subject to cancellation if the volume weighted average share price of a Company Ordinary Share is at or above $18.00 on the principal exchange on which such Company Ordinary Shares are then listed or quoted for any twenty (20) trading days (which need not be consecutive) over a thirty (30) trading day period; and

Fifty percent (50%) of the Sponsor Post-Closing Restricted Company Securities will vest and no longer be subject to cancellation as of the occurrence of the Closing.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Company Shareholder Support Agreement

Concurrently with the execution of the Business Combination Agreement, the SPAC, the Company and certain Company shareholders entered into a support agreement (the “Company Shareholder Support Agreement”), pursuant to which such Company shareholders have agreed to, among other things, (i) vote all of their Company Ordinary Shares in favor of the adoption and approval of the Business Combination Agreement, the other documents contemplated thereby and the Transactions, including the Business Combination, and against any proposal that would or would reasonably be expected to impede, delay, frustrate or prevent the Transactions, (ii) not transfer any Company Ordinary Shares prior to the Closing, from the date of the Company Shareholder Support Agreement until the earlier of the Closing Date and the termination of the Business Combination Agreement and (iii) not transfer Company Ordinary Shares following the Closing in accordance with certain transfer restrictions.

The foregoing description of the Company Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Company Shareholder Support Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Lock-Up Arrangements

The Sponsor Support Agreement and the Company Shareholder Support Agreement each contemplate that, at the Closing, (i) the Sponsor and the Sponsor shareholders will become subject to the transfer restrictions set forth in the Sponsor Support Agreement and (ii) the Company Shareholders that have executed the Company Shareholder Support Agreement (the “Restricted Company Shareholders”) will become subject to substantially identical transfer restrictions (such restrictions, the “Lock-Up Arrangements”). Under the Lock-Up Arrangements, and subject to certain customary exceptions, the Company Ordinary Shares issued at the Closing to the Sponsor and the Sponsor shareholders in respect of their Subject Shares (as defined in the Sponsor Support Agreement) and the Company Ordinary Shares held by the Restricted Company Shareholders immediately following the Closing (other than any Company Ordinary Shares acquired by such Restricted Company Shareholders in (a) the PIPE Investment or (b) the investment contemplated by those certain subscription agreements entered into in March 2026 and April 2026 by and among the Company and the investors party thereto) (collectively, the “Lock-Up Shares”) may not be transferred during the period beginning on the Closing Date and ending on the earlier of (i) the date that is 180 days after the Closing Date and (ii) with respect to all or any portion of the Lock-Up Shares, such earlier date on which such Lock-Up Shares are released as described below (the “Lock-Up Period”), subject to certain exceptions set forth in each of the Sponsor Support Agreement and the Company Shareholder Support Agreement, respectively.

Notwithstanding the foregoing, Lock-Up Shares may be transferred during the Lock-Up Period to a Permitted Transferee; provided that, prior to and as a condition to the effectiveness of any such transfer, such Permitted Transferee (as defined in the Sponsor Support Agreement and the Company Shareholder Support Agreement, as applicable) agrees in writing to be bound by the applicable Lock-Up Arrangements.

In addition, portions of the Lock-Up Shares will be released from the transfer restrictions set forth in the Lock-Up Arrangements as follows:

●	50% of the Lock-Up Shares will be released immediately if the volume weighted average trading price of the Company Ordinary Shares on the principal exchange on which such securities are then listed or quoted is at or above $12.00 for any 20 Trading Days, which need not be consecutive, during any 30-Trading Day period beginning at any time following the Closing Date;

●	25% of the Lock-Up Shares will be released immediately if the volume weighted average trading price of the Company Ordinary Shares on the principal exchange on which such securities are then listed or quoted is at or above $15.00 for any 20 Trading Days, which need not be consecutive, during any 30-Trading Day period beginning at any time following the Closing Date;

●	the remaining 25% of the Lock-Up Shares will be released immediately if the volume weighted average trading price of the Company Ordinary Shares on the principal exchange on which such securities are then listed or quoted is at or above $18.00 for any 20 Trading Days, which need not be consecutive, during any 30-Trading Day period beginning at any time following the Closing Date; and

●	if an early release event, as described above, occurs during the Lock-Up Period, all Lock-Up Shares that have not previously been released will be released immediately prior to the consummation of early release event and will no longer be subject to the transfer restrictions set forth in the Lock-Up Arrangements.

For the avoidance of doubt, the measurement periods for the release thresholds described above may overlap, and multiple tranches of Lock-Up Shares may be released concurrently based on the same measurement period. “Trading Day” means any day on which the Company Ordinary Shares are actually traded on Nasdaq or any other exchange on which the Company Ordinary Shares are then listed or quoted.

PIPE Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, the SPAC, the Company and the PIPE investors entered into the PIPE subscription agreements (the “PIPE Subscription Agreements”), pursuant to which the Company has agreed to issue, and the PIPE investors have agreed to subscribe for, Company Ordinary Shares to be issued by the Company at the First Merger Effective Time (the “PIPE Shares”) at a price per share of $10.00, for an aggregate purchase price of $220 million, which price per share and aggregate purchase price assumes that the Company has effected the Capital Restructuring prior to the First Merger Effective Time. The closing of the PIPE Investment is conditioned upon the consummation of the Business Combination.

The PIPE Subscription Agreements provide certain registration rights for PIPE investors. In particular, the Company is required to file with the SEC, within 30 calendar days after the consummation of the transactions contemplated by the Business Combination Agreement, a registration statement covering the resale of the PIPE Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in any event no later than 90 calendar days after the Closing Date. The Company must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date on which the PIPE investors cease to hold any PIPE Shares and (ii) the first date on which the PIPE investors can sell all of the PIPE Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable).

Additionally, pursuant to the PIPE Subscription Agreements, the PIPE investors agreed to waive any claims that they may have at the closing of the PIPE Investment, or in the future, as a result of, or arising out of, the PIPE Subscription Agreements against SPAC, including with respect to the monies held in the Trust Account. The PIPE Subscription Agreements will terminate, and be of no further force and effect upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (b) the mutual written agreement of the parties to the PIPE Subscription Agreements to terminate such agreements, or (c) 12 months after the date of the PIPE Subscription Agreements.

The foregoing description of the PIPE Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the PIPE Subscription Agreement, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Registration Rights Agreement

At the Closing, the SPAC, the Company, the Sponsor and other parties listed thereto will enter into the registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and certain holders have been granted customary demand and piggyback registration rights. The Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the relevant holders of Company Ordinary Shares against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification or similar rights of the parties with respect to their SPAC Securities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a copy of the form of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Non-Redemption Agreements

Concurrently with the execution of the Business Combination Agreement, the SPAC, the Company, the Sponsor, and certain shareholders of the SPAC (the “NRA Investors”) entered into certain non-redemption agreements ( “Non-Redemption Agreements”), pursuant to which the NRA Investors agreed not to redeem (or to validly rescind any redemption requests on) up to 923,780 SPAC Class A Ordinary Shares in connection with the SPAC Shareholder Meeting. In exchange for the foregoing commitment not to redeem such SPAC Class A Ordinary Shares, the Sponsor agreed to forfeit 92,378 SPAC Class B Ordinary Shares at the Closing and assign to the NRA Investors, for no additional consideration, an equivalent number of Company Ordinary Shares to be issued at the Closing (the “NRA Shares”).

The Non-Redemption Agreements are expected to increase the amount of funds that remain in the SPAC’s trust account following the SPAC Shareholder Meeting, relative to the amount of funds that would be expected to remain in the trust account following the SPAC Shareholder Meeting had the Non-Redemption Agreements not been entered into and the SPAC Class A Ordinary Shares subject to such agreements had been redeemed.

The SPAC, the Company and the Sponsor may enter into additional non-redemption agreements from time to time prior to the Closing with other parties on substantially the same terms as the Non-Redemption Agreements, subject to the terms set forth in the Non-Redemption Agreements.

The foregoing summary of the Non-Redemption Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Non-Redemption Agreement attached hereto as Exhibit 10.5 and incorporated herein by reference.

Warrant Termination and Adoption Agreement

Prior to the Closing, the SPAC, the Company and Continental Stock Transfer & Trust Company (the “SPAC Transfer Agent”) will negotiate in good faith the warrant termination and adoption agreement (the “Warrant Adoption Agreement”), pursuant to which, among other things, (i) the SPAC will terminate the Warrant Agreement, dated February 27, 2025, between the SPAC and the SPAC Transfer Agent (the “SPAC Warrant Agreement”), and (ii) the Company will adopt a new warrant agreement to provide for the existence of warrants of the Company, each of which will represent the right to receive, from the Closing, a warrant to purchase one Company Ordinary Share, on the terms and subject to the conditions set forth therein. The Company may, in its good faith discretion, elect to instead amend and restate the SPAC Warrant Agreement to cause each SPAC Warrant to represent the right to receive, from the Closing, a warrant to purchase one Company Ordinary Share, on the terms and subject to the conditions set forth therein.

Item 3.02. Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment and the NRA Shares is incorporated by reference in this Item 3.02. The PIPE Shares and the NRA Shares will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01. Regulation FD Disclosure.

On May 27, 2026, the SPAC and the Company jointly issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is an investor presentation (the “Investor Presentation”) that the SPAC and the Company have prepared for use in connection with the Business Combination, dated May 27, 2026.

Furnished as Exhibit 99.3 and incorporated into this Item 7.01 by reference is a transcript of the investor conference call held on May 27, 2026.

Furnished as Exhibit 99.4, and incorporated into this Item 7.01 is the form of a letter circulated by the CEO of the Company to employees in connection with the Business Combination Agreement, dated May 27, 2026.

Furnished as Exhibit 99.5, and incorporated into this Item 7.01 is the form of a letter circulated by the CEO of the Company to investors in connection with the Business Combination Agreement, dated May 27, 2026.

Furnished as Exhibit 99.6, and incorporated into this Item 7.01 is the form of a letter circulated by the CEO of the Company to customers in connection with the Business Combination Agreement, dated May 27, 2026.

Furnished as Exhibit 99.7 and incorporated into this Item 7.01 by reference is the form of an email circulated by the CEO of the Company to certain governmental authorities, dated May 27, 2026.

The joint press release, Investor Presentation, transcript and the information in this Item 7.01 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, as amended, except as expressly set forth by specific reference in such filing. This Current Report on Form 8-K (“Form 8-K”) will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This Form 8-K is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) between the SPAC, the Company and the Merger Subs. This Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the Proposed Business Combination, the Company intends to file the Registration Statement with the SEC, which will include a proxy statement to the SPAC shareholders and a prospectus for the registration of Company securities. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be sent to all of the SPAC shareholders as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the SPAC and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about the SPAC and the Company and the Proposed Business Combination. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. The SPAC and the Company will also file other documents regarding the Proposed Business Combination with the SEC. This Form 8-K does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE SPAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the SPAC and the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the SPAC and the Company with the SEC also may be obtained free of charge upon written request to NewHold Investment Corp III, 52 Vanderbilt Avenue, Suite 2005, New York, NY 10017.

Participants in the Solicitations

The SPAC, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the SPAC shareholders in connection with the Proposed Business Combination. A list of the names of the directors, executive officers, other members of management and employees of the SPAC and the Company, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements and are based on beliefs and assumptions and on information currently available to the SPAC and the Company. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. These forward-looking statements are based on the SPAC’s and the Company’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, operating results, current plans and operations of the Company; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably; the possibility that the SPAC and/or the Company may be adversely affected by other economic, business, and/or competitive factors; estimates by the SPAC or the Company of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; plans, intentions or future operations of the Company relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; the Company’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 8-K, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond the SPAC’s and the Company’s control. In addition, there will be risks and uncertainties described in the Registration Statement relating to the Proposed Business Combination, which is expected to be filed by the Company with the SEC and other documents filed by the SPAC or the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements.

There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the SPAC or the Company, their respective directors, officers or employees or any other person that the SPAC and the Company will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this Form 8-K or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for the SPAC or the Company to predict these events or how they may affect the SPAC or the Company. Except as required by law, neither the SPAC nor the Company has any duty to, and does not intend to, update or revise the forward-looking statements in this Form 8-K or elsewhere after the date this Form 8-K is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this Form 8-K may not occur. Uncertainties and risk factors that could affect the SPAC’s and the Company’s future performance and cause results to differ from the forward-looking statements in this Form 8-K include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; the risk that the Proposed Business Combination or other business combination may not be completed by the SPAC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline; the outcome of any legal proceedings that may be instituted against the SPAC, the Company or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of the SPAC or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the risk that the Proposed Business Combination disrupts current plans and operations of the SPAC or the Company as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; the SPAC’s estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; changes in laws and regulations that impact the Company; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the SPAC’s final prospectus dated February 27, 2025 relating to its initial public offering and in subsequent filings with the SEC, including the Registration Statement relating to the Proposed Business Combination expected to be filed by the Company.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of May 26, 2026, by and among NewHold Investment Corp III, newcleo 1 Ltd., newcleo 2 Ltd. and NewCleo Ltd.

10.1*	Sponsor Support Agreement, dated as of May 26, 2026, by and among NewHold Industrial Technology III LLC, NewHold Investment Corp III, NewCleo Ltd. and the directors and officers of the SPAC set forth on Schedule A thereto

10.2*	Company Shareholder Support Agreement, dated as of May 26, 2026, by and among NewHold Investment Corp III, NewCleo Ltd. and the shareholders of the Company set forth on Schedule A thereto

10.3	Form of PIPE Subscription Agreement

10.4	Form of Registration Rights Agreement by and among NewHold Investment Corp III, NewHold Industrial Technology III LLC, NewCleo Ltd. and each of the undersigned holders listed on the signature pages thereto

10.5	Form of Non-Redemption Agreement

99.1	Joint Press Release dated May 27, 2026

99.2	Investor Presentation dated May 27, 2026

99.3	Transcript of the Investor Conference Call held on May 27, 2026

99.4	Form of Letter from Newcleo’s CEO to employees, dated as of May 27, 2026

99.5	Form of Letter from Newcleo’s CEO to investors, dated as of May 27, 2026

99.6	Form of Letter from Newcleo’s CEO to customers, dated May 27, 2026

99.7	Form of Email from Newcleo’s CEO to certain governmental authorities, dated May 27, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The SPAC hereby undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that the SPAC may request confidential treatment for any such schedules so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NewHold Investment Corp III

By:	/s/ Polly Schneck
Name:	Polly Schneck
Title:	Chief Financial Officer

Date: May 27, 2026